UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
(Amendment No. 1)*

ThredUp Inc.
(Name of Issuer)

Class A common stock
(Title of Class of Securities)
88556E 102
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.      88556E 102

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS James G. Reinhart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,999,996 (1)(3)
	6	SHARED VOTING POWER 2,921,724 (2)(3)
	7	SOLE DISPOSITIVE POWER 4,999,996 (1)(3)
	8	SHARED DISPOSITIVE POWER 2,921,724 (2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,921,720 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2% (3)(4)(5)
12	TYPE OF REPORTING PERSON IN

(1)
Consists of (i) 606,117 shares of Class B common stock, $0.0001 par value per share (the “Class B common stock”), of ThredUp Inc. (the “Company”) held of record by Mr. Reinhart, (ii) 4,080,568 shares of Class B common stock subject to outstanding stock options held of record by Mr. Reinhart that are exercisable within 60 days of December 31, 2022, (iii) 116,700 shares of Class B common stock held by a trust for the benefit of James Reinhart’s family, which has an independent trustee and all voting and dispositive decisions for such 116,700 shares of Class B common stock are made by an investment advisor, (iv) 143,465 shares of Class A common stock, held of record by Mr. Reinhart, and (v) 53,146 shares of Class A common stock, $0.0001 par value per share (the “Class A common stock”), of the Company subject to outstanding Restricted Stock Units (“RSUs”) held of record by Mr. Reinhart for which the service vesting condition will be satisfied within 60 days of December 31, 2022. Mr. Reinhart disclaims beneficial ownership of the shares held in the trust identified in the immediately preceding clause (iii) except to the extent of his pecuniary interest therein.

(2)
Consists of (i) 2,583,795 shares of Class B common stock held of record by James Reinhart and Michele Reinhart, as Trustees of the Costanoa Family Trust dated July 22, 2015, as amended and (ii) 337,929 shares of Class B common stock held of record by James Reinhart and Michele Reinhart as Trustees of The Costanoa 2017 Irrevocable GST Trust.

(3)	Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(4)	Calculated based on 69,960,710 shares of Class A common stock and 30,844,696 shares of Class B common stock outstanding as of November 7, 2022, as reported in the Company’s Form 10-Q Filed with the U.S. Securities and Exchange Commission on November 14, 2022.
(5)
Based on the aggregate number of shares of Class A common stock and Class B common stock beneficially owned by the reporting person, which, with respect to the Class B common stock, pursuant to Rule 13d-3 of the Act, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 7,725,109 shares of Class B common stock and 196,611 shares of Class A common stock beneficially owned by the reporting person represent 18.5% of the aggregate combined voting power of the Class A common stock and Class B common stock.

Item 1
(a)    Name of Issuer:
ThredUp Inc.
(b)    Address of Issuer’s Principal Executive Offices:
969 Broadway, Suite 200, Oakland, California 94607
Item 2
(a)    Name of Person Filing:
James G. Reinhart
(b)    Address of Principal Business Office or, if None, Residence:
969 Broadway, Suite 200, Oakland, California 94607
(c)    Citizenship:
United States
(d)    Title of Class of Securities:
Class A common stock
(e)    CUSIP Number:
88556E 102

Item 3    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)    ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)    ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)    ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)    ☐    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)    ☐    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)    ☐    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)    ☐    A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)    ☐    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)    ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)    ☐    A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
(k)    ☐    Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Item 4    Ownership.
(a) and (b)
Amount Beneficially Owned and Percent of Class:
(A) 7,725,109 shares of Class B common stock, consisting of (i) 606,117 shares of Class B common stock held of record by Mr. Reinhart, (ii) 4,080,568 shares of Class B common stock subject to outstanding stock options held of record by Mr. Reinhart that are exercisable within 60 days of December 31, 2022, (iii) 2,583,795 shares of Class B common stock held of record by James Reinhart and Michele Reinhart, as Trustees of the Costanoa Family Trust dated July 22, 2015, as amended, (iv) 337,929 shares of Class B common stock held of record by James Reinhart and Michele Reinhart as Trustees of The Costanoa 2017 Irrevocable GST Trust, and (v) 116,700 shares of Class B common stock held by a trust for the benefit of James Reinhart’s family, which has an independent trustee and all voting and dispositive decisions for such 116,700 shares of Class B common stock are made by an investment advisor, and (B) 196,611 shares of Class A common stock, consisting of (i) 143,465 shares of Class A common stock held of record by Mr. Reinhart, and (ii) 53,146 shares of Class A common stock subject to outstanding RSUs held of record by Mr. Reinhart for which the service vesting condition will be satisfied within 60 days of December 31, 2022. When all such shares of Class B common stock are treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Act, all of the foregoing shares represent approximately 10.2% of the outstanding shares of Class A common stock. Mr. Reinhart disclaims beneficial ownership of the shares held in the trust identified in (A)(v), except to the extent of his pecuniary interest therein.
The percent of class was calculated based on 69,960,710 shares of Class A common stock and 30,844,696 shares of Class B common stock outstanding as of November 7, 2022, as reported in the Company’s Form 10-Q Filed with the U.S. Securities and Exchange Commission on November 14, 2022. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 7,725,109 shares of Class B common stock and 196,611 shares of Class A common stock beneficially owned by the reporting person represent 18.5% of the aggregate combined voting power of the Class A common stock and Class B common stock.

(c) Number of shares as to which the person has:
(i)    Sole power to vote or direct the vote: 4,999,996
(ii)    Shared power to vote or to direct the vote: 2,921,724
(iii)    Sole power to dispose or to direct the disposition of: 4,999,996
(iv)    Shared power to dispose or to direct the disposition of: 2,921,724
Item 5    Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6    Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8    Identification and Classification of Members of the Group.
Not applicable.
Item 9    Notice of Dissolution of Group.
Not applicable.
Item 10    Certification.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 30, 2023

By:	/s/ James G. Reinhart
James G. Reinhart